THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                        ELXSI Corporation
-----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, Par Value $0.001 Per Share
----------------------------------------------------------------
                 (Title of Class of Securities)

                            268613106
                 ------------------------------
                         (CUSIP Number)

                       Mr. Ervin D. Cruce
       2000 First City Bank Tower, Fort Worth, Texas 76102
                         (817) 877-0477
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 25, 1989
              ------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 54,100,000, which constitutes approximately 38% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 142,536,696 shares outstanding. Unless otherwise specifically stated, all ownership percentages set forth herein assume that there are 112,436,696 shares outstanding.
PAGE

                               13D

CUSIP No.   268613-106                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Airlie Group, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   50,337,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               50,337,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,337,500 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                      [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.3% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 26,337,500 shares of the Stock
(2) Power is exercised through its sole general partner, EBD, L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 138,774,196 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EBD, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   50,337,500 (1)(2)(3)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               50,337,500 (1)(2)(3)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,337,500 (1)(3)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.3% (4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 26,337,500 shares of the Stock
(2)  Power is exercised through its sole general partner, Dort A.
     Cameron, III
(3)  Solely in its capacity as the sole general partner of The
     Airlie Group, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 138,774,196 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dort A. Cameron, III
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Dort A. Cameron, III is a citizen of the United States of
America
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   50,337,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               50,337,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,337,500 (1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.3% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 26,337,500 shares of the Stock
(2) Solely in his capacity as the sole general partner of EBD, L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 138,774,196 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Milley & Company
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contribution from Stockholder
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   3,762,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               3,762,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,762,500 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire such shares of the Stock
(2)  Power is exercised through its President, Alexander M.
     Milley
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 116,199,196 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Alexander M. Milley

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Alexander M. Milley is a citizen of the United States of
America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   15,762,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               15,762,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,762,500 (1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise by Milley & Company of Series A Warrants to acquire 3,762,500 shares of the Stock and the exercise by ELX Limited Partnership of an option to acquire 12,000,000 shares of the Stock from The Airlie Group, L.P.

(2) Solely in his capacities as the President of Milley & Company and as the sole general partner of ELX Limited Partnership, respectively
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 116,199,196 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ELX Limited Partnership

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contributions from Partners
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   12,000,000 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               12,000,000 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000,000 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.7%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of an option to acquire such shares from The Airlie Group, L.P.
(2) Power is exercised through its sole general partner, Alexander M. Milley
PAGE

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated September 8, 1989 (the "Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Stock"), of ELXSI Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

     No material change.

Item 2.   Identity and Background.

     Paragraphs (a)-(c) of Item 2 hereby are amended in their entirety as to EBD and DAC only, as follows:

     EBD

     EBD is a Delaware limited partnership. The principal business of EBD is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 2000 First City Bank Tower, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DAC, the sole general partner of EBD, is set forth below.

     DAC

     DAC's principal occupation or employment is serving as the sole general partner of EBD. DAC's business address is 11-5 East
Putnam Avenue, Greenwich, Connecticut 06830.

     Item 2 also hereby partially is amended by adding at the end thereof, the following:

     MHM Texas and MHM shall no longer be Reporting Persons for purposes of this and all future filings on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are follows:

Reporting Person    Source of Funds     Amount of Funds

     TAG            Working Capital(1)  $6,292,187.50(2)

     EBD            Not Applicable      Not Applicable

     DAC            Not Applicable      Not Applicable

     MAC            Contribution from
                    Stockholder(3)      $ 470,312.50(4)

     AMM            Not Applicable      Not Applicable

     ELX            Contributions
                    from Partners(3)    $1,500,000.00(5)

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the aggregate amount of funds used by TAG to acquire 24,000,000 shares of the Stock and to be used by TAG to acquire 26,337,500 shares of the Stock (assuming the exercise in full of Series A Warrants held by it to acquire such shares).

     (3) None of the funds reported herein as "Contribution from Stockholder" or "Contributions from Partners" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) This figure represents the aggregate amount of funds to be used by MAC to acquire 3,762,500 shares of the Stock, (assuming the exercise in full of Series A Warrants held by it to acquire such shares), and does not reflect a $50,000 placement fee paid to MAC by the Issuer.

     (5) This figure assumes the exercise in fully by ELX of its option to acquire up to 12,000,000 shares of the Stock from TAG.

Item 4.   Purpose of Transaction.

     Item 4 hereby partially is amended by adding at the ended thereof, the following:

     On September 25, 1989, TAG, MAC and the Issuer closed the transactions contemplated by the Purchase Agreement. At the Closing, the Issuer sold and issued to TAG an aggregate of 24,000,000 shares of the Stock for $3,000,000 in cash, $1,750,000 principal amount of Notes and Series A Warrants to purchase 26,337,500 shares of Stock, and sold and issued to MAC $250,000 principal amount of Notes and Series A Warrants to purchase 3,762,500 shares of Stock. Also at the Closing, the other documents to be entered into in connection with the Purchase Agreement, including without limitation the Registration Rights Agreements, Management Agreement and the Standstill Letters, were executed and delivered by the respective parties thereto.

     Pursuant to the Purchase Agreement, the Board increased the size of the Board to nine directors, and five persons selected by TAG and MAC were elected by the Board to serve as directors of the Issuer until the next annual meeting of the Issuer's stockholders. In addition, one of the members of the Board resigned and was replaced by a new director unaffiliated with TAG or MAC. AMM, one of the five persons selected by TAG and MAC, was elected by the Board to serve as its Chairman. Also, as of the Closing, James K. Dutton, the Issuer's President, and Alan Beban, the Issuer's Secretary, tendered their resignations at the request of TAG and MAC, with such resignations effective immediately following the Closing. Victor E. Ameye, Jr. and Robert C. Shaw, both principals of WNI, were appointed to serve as the Issuer's new President, and Chief Financial Officer and Treasurer, respectively.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

     Paragraphs (a)-(b) of Item 5 hereby are amended in their entirety to read as follows:

     (a)

     TAG

     The aggregate number of shares of the Stock, that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 50,337,500, which constitutes approximately 36.3% of 138,774,196 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     EBD

     Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 50,337,500 shares of the Stock, which constitutes approximately 36.3% of the 138,774,196 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     DAC

     Because of his position as the sole general partner of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 50,337,500 shares of the Stock, which constitutes approximately 36.3% of the 138,774,196 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     MAC

     The aggregate number of shares of the Stock that MAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,762,500, which constitutes approximately 3.2% of the 116,199,196 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     AMM

     Because of his positions as the President and sole stockholder of MAC and as the sole general partner of ELX, AMM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,762,500 shares of the Stock in the aggregate, which constitutes approximately 13.6% of the 116,199,196 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     ELX

     The aggregate number of shares of the Stock that ELX owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,000,000, which constitutes approximately 10.7% of the outstanding shares of the Stock.

     Except as set forth above, to the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     TAG

     Acting through its sole general partner and assuming the exercise in full of all Series A Warrants held by it, TAG may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,337,500 shares of the Stock.

     EBD

     Acting through its sole general partner and as the sole general partner of TAG, and assuming the exercise in full of all Series A Warrants held by TAG, EBD may be deemed to leave the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,337,500 shares of the Stock.

     DAC

     As the sole general partner of EBD and assuming the exercise in full of all Series A Warrants held by TAG, DAC may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,337,500 shares of the Stock.

     MAC

     Acting through its President and assuming the exercise in full of all Series A Warrants held by it, MAC may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,762,500 shares of the Stock.

     AMM

     As the President and sole stockholder of MAC and as the sole general partner of ELX, and assuming the exercise in full of all Series A Warrants held by MAC and of the option to acquire 12,000,000 shares of the Stock from TAG held by ELX, AMM may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,762,500 shares of the Stock in the aggregate.

     ELX

     Acting through its sole general partner and assuming the exercise in full of its option to acquire 12,000,000 shares of the Stock from TAG, ELX may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,000,000 shares of the Stock.


     (c)-(e)

     No material change.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     No material change.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A -- Agreement Pursuant to Rule 13d-1(f)(1)(iii), at page 16.

     Exhibit B -- Stock and Note Purchase Agreement, filed with the Schedule 13D.

     Exhibit C -- Form of Registration Rights previously filed with the Schedule 13D.

     Exhibit D -- Form of Senior Subordinated Note, previously filed with the Schedule 13D.

     Exhibit E -- Form of Series A Warrant, previously filed with the Schedule 13D.

     Exhibit F -- Form of Management Agreement, previously filed with the Schedule 13D.

     Exhibit G -- Form of Standstill Letter, previously filed with the Schedule 13D.

     Exhibit H -- Option Agreement, previously filed with
Schedule 13D.

     Exhibit I -- Agreement of Limited Partnership of ELX Limited
Partnership, previously filed with the Schedule 13D.

     Exhibit J -- Press Release, previously filed with Schedule
13D.

     Exhibit K -- Power of Attorney of Alexander M. Milley, at page 18.

     Exhibit L -- Power of Attorney of Milley & Company, at page
19.

     Exhibit M -- Power of Attorney of ELX Limited Partnership, at page 20.

     Exhibit N -- Evidence of Authorization, at page 21.

     Exhibit 0 -- Press Release, at page 22.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    October 2, 1989

                              THE AIRLIE GROUP, L.P.,
                              a Delaware limited partnership

                              By:  EBD, L.P.,
                                   a Delaware limited
                                   partnership, General Partner


                                   By:  /s/ Ervin D. Cruce
                                        Ervin D. Cruce,
                                        Authorized Employee (1)


                              EBD, L.P.,
                              a Delaware limited partnership


                              By:  /s/ Ervin D. Cruce
                                   Ervin D. Cruce,
                                   Authorized Employee (1)


                              /s/ Ervin D. Cruce
                         Ervin D. Cruce,
                         attorney-in-fact for:



                              DORT A. CAMERON, III (2)
                              MILLEY & COMPANY (3)
                              ALEXANDER M. MILLEY (4)
                              ELX LIMITED PARTNERSHIP (5)



(1) Evidence of the authorization of Ervin D. Cruce to act on behalf of EBD, L.P., is attached hereto as Exhibit N.

(2) A Power of Attorney authorizing Ervin D. Cruce, to act on behalf of Dort A. Cameron, III, previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Ervin D. Cruce to act on behalf of Milley & Company is attached hereto as Exhibit L.

(4)  A Power of Attorney authorizing Ervin D. Cruce behalf of
     Alexander M. Milley is attached hereto as Exhibit K.

(5) A Power of Attorney authorizing Ervin D. Cruce to act on behalf of ELX Limited Partnership is attached hereto as Exhibit M.